Mail Stop 4720

January 21, 2010

David A. Van Vliet
Interim President and Interim Chief Executive Officer
K-V Pharmaceutical Company
One Corporate Woods Drive
Bridgeton, MO 63044

> **Re:** **K-V Pharmaceutical Company**
> **Preliminary Information Statement on Schedule 14C**
> **Filed January 14, 2010**
> **File No. 1-09601**

Dear Mr. Van Vliet:

We have limited our review of your filing to the issue we have addressed in our comment. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Rule 14c-3(a) of the proxy rules provides, among other things, that if the information statement relates to a written consent in lieu of an annual meeting or special meeting in which directors of the registrant are to be elected, then the information statement must be accompanied or preceded by an annual report to security holders. You disclose that you have not yet filed your 2009 Annual Report. Please tell us how you intend to comply with Rule 14c-3(a) or, in the alternative, why you do not believe Rule 14c-3(a) applies to your information statement.

* * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director